Mail Stop 6010
Via Facsimile and U.S. Mail

November 29, 2007

Mr. Vincent T. Donnelly
President and Chief Executive Officer
PMA Capital Corporation
380 Sentry Parkway
Blue Bell, Pennsylvania 19422

      Re: PMA Capital Corporation
           Form 10-K for fiscal year ended December 31, 2006
           File No. 001-31706

Dear Mr. Donnelly:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Jim B. Rosenberg
      Senior Assistant Chief Accountant